

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Jack Leeney
Chief Executive Officer
7GC & Co. Holdings Inc.
388 Market Street, Suite 1300
San Francisco, CA 94111

> **Re: 7GC & Co. Holdings Inc.**
> **Registration Statement on Form S-4**
> **Filed August 31, 2023**
> **File No. 333-274278**

Dear Jack Leeney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover Page

1. Please disclose on the cover page that your offering is contingent upon final approval of your NASDAQ listing. Also, discuss the dual class structure and differing voting rights of each class of stock that are expected to be in place after the business combination. Highlight that the dual class structure will have the effect of concentrating voting control with New Banzai's CEO. Additionally, if you will be considered a controlled company, please include disclosure of your controlled company status on the cover page and state whether you intend to rely on exemptions from listing standards as a controlled company.

Notice of Special Meeting in Lieu of 2023 Annual Meeting of Stockholders, page iii

2.   We note in your reference to Proposals 2A, B, C, D, and E in the summary of Proposal No. 3G. However, Proposal 2 does not appear to be broken down into sub parts. Please revise to address this inconsistency or advise.

Questions and Answers
Why is 7GC proposing the Business Combination?, page xx

3.   We note that one of the potentially material negative factors the board considered in evaluating the business combination is that a significant number of 7GC stockholders may elect to redeem their public shares prior to the consummation of the Business Combination. To provide context for investors, wherever you discuss the possibility of redemptions, please disclose the number of shares that have already been redeemed by your stockholders.

Unaudited Pro Forma Condensed Combined Financial Information, page 74

4.   Please revise here to include a discussion, similar to your disclosures on page 132, of the various factors considered in determining that the Business Combination should be accounted for as a reverse recapitalization. Ensure you address the fact that Banzai's existing shareholders will have the greatest voting interest in new Banzai due to the dual class structure.

5.   Revise the column headers in the pro forma financial statements to refer to Transaction Accounting Adjustments and Pro Forma Combined assuming "no" or "no further" redemptions rather than "minimum" redemptions as currently disclosed.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 83

6.   Please tell us, and revise to clarify, how you determined that Banzai will draw down $40.0 million under the terms of the GEM Agreement. Also, you state in pro forma adjustment A that such shares will be issued over a specified time period pursuant to the terms of the GEM Agreement. Revise to include a discussion of the amount and timing for each tranche.

7.   We note that pro forma adjustment H reflects a reduction in current liabilities for the repayment of $2.3 million of 7GC Promissory Notes outstanding at June 30, 2023. Please revise to clarify how such payment was made and tell us where the offsetting amount is reflected in the pro forma financial statements.

8. We note that Banzai's CEO and co-founder will receive shares of New Banzai Class B common stock, which entitles the holder to 10 votes per share. Please tell us whether the Class B common stock held by Mr. Davy prior to the merger carried different voting rights than the Class A common shares and provide us with the percentage of voting control held by Mr. Davy prior to the merger. Also, tell us how you considered whether Mr. Davy's voting rights in New Banzai constituted a modification to the founder's equity and whether you intend to record additional compensation expense as a result of such modification. Refer to ASC 718-20-35-2A. If so, please revise to include the necessary pro forma adjustment to reflect such expense.

9. You state that pro forma adjustment G assumes a scenario in which 3,329,638 public shares are redeemed for $35.2 million. Please explain why the transaction adjustment under the maximum redemption scenario in the pro forma balance sheet includes an adjustment for only ($35,205) or revise. In addition, provide us with the calculations that support the $35,205,207 in pro forma cash and cash equivalents under the minimum redemption scenario after giving effect to pro forma adjustments A, B, E and I, and ensure the amounts in this minimum redemption column foot.

Information about Banzai
Market Size, page 188

10. Please disclose how Winterberry calculated Banzai's total addressable market and serviceable addressable market. Disclose any material assumptions and limitations associated with the estimates. Also, file Winterberry's consent as an exhibit to the registration statement or tell us why a consent is not required. See Securities Act Rule 436.

Banzai Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 195

11. Please revise to provide quantified information for each of the key business metrics discussed here for each period presented. Refer to SEC Release No. 33-10751.

Executive and Director Compensation of Banzai
Employment Arrangements, page 219

12. We note that prior to the consummation of the Business Combination, you expect to enter into employment agreements with Mr. Davy, Mr. Baumer, Ms. Levesque, and Ms. Stanley. Please confirm that you will file such agreements as exhibits to the registration statement when available. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Beneficial Ownership of Securities, page 228

13.   Please revise your beneficial ownership table to disclose the Banzai securities beneficially owned before the offering or tell us why you believe you are not required to do so. Refer to Item 403 of Regulation S-K.

Consolidated Financial Statements of Banzai International, Inc.
Note 6. Revenue, page F-100

14.   We note your reference to both annual and multi-year contracts on page F-106. Please tell us the percentage of revenue generated from each of annual and multi-year contracts for the periods presented. Also, tell us how you considered the disclosure requirements of ASC 606-10-50-13 and 50-14 and revise as necessary.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Chen Chen, Senior Staff Accountant, at (202) 551-7351 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Mike Heinz